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May 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos, Senior Special Counsel

Re:	Mellanox Technologies, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed May 9, 2018

File No. 001-33299

Dear Mr. Panos:

On behalf of our client, Mellanox Technologies, Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated May 18, 2018, regarding the preliminary proxy statement mentioned above (the “Proxy Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 1 to the Proxy Statement (the “Revised Proxy Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Proxy Statement.

Background of the Solicitation, page 21

1.    Please provide us, with a view towards revised disclosure, with factual support for the assertion that representatives of Starboard “believed that [you] needed to be replaced as CEO of Mellanox.” Alternatively, please delete the assertions made in connection with the descriptions of events occurring on December 6, 2017, February 5, 2018, February 22, 2018, and March 13, 2018.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 23 and 24 of the Revised Proxy Statement to delete the applicable assertions.

May 22, 2018

2.    Please provide us, with a view towards revised disclosure, with factual support for the assertion that representatives of Starboard “may seek changes to [    ] management.” Alternatively, please delete the assertions purportedly made on December 18, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Proxy Statement to delete the applicable assertion.

3.    Please provide us, with a view towards revised disclosure, with factual support for the assertion that representatives of Starboard stated that “they were not at liberty to discuss Board Composition.” Alternatively, please delete the assertions purportedly made on January 15, 2018.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Proxy Statement to delete the applicable assertion.

4.    Advise us, with a view towards revised disclosure, of the reasons why Mellanox amended its engagement letter with J.P. Morgan on February 9, 2018 and the extent to which the amendment impacted the scope of Mellanox’s relationship with J. P. Morgan.

Response: Mellanox initially engaged J.P. Morgan as an independent financial advisor in March 2017 to advise Mellanox in connection with an unsolicited acquisition offer by Marvell Technology Group that was disclosed by Starboard in its Schedule 13D filed on November 20, 2017. On February 9, 2018, in light of Starboard’s notice of its intent to nominate directors for election to the Board, Mellanox amended its existing engagement letter with J.P. Morgan to provide that J.P. Morgan would advise Mellanox in connection with strategic planning and shareholder activism. In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Proxy Statement.

Certain Effects of Starboard’s Solicitation, page 26

5.    Mellanox states that the applicable definition of “change in control” for purposes of its executive severance benefits agreements “includes replacement of a majority of the members of the Board with individuals whose nomination for election was not approved by at least 2/3rds of the directors currently in office.” Please disclose, if true, that the Board has the authority to approve Starboard’s director nominees for the limited purpose of avoiding a “change in control” being triggered by virtue of the election of Starboard’s slate of director nominees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Revised Proxy Statement.

May 22, 2018

Proposal One — Election of Directors, page 28

6.    We recognize the attempt to demonstrate compliance with Rule 14a-4(d)(1) through the examples offered in brackets regarding the consent of nominees to be named in the proxy statement and to serve if elected. Notwithstanding the informative disclosures provided, it appears as though Mellanox may have inadvertently transposed the potential outcomes. Please revise to state, if true, that “each nominee” will have provided the requisite consent only in the context where the Universal Proxy Card Proposal has been approved, and if such proposal is not approved, that only Mellanox’s nominees will have consented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Proxy Statement to correct the disclosure.

7.    The description in the first paragraph indicates that nine of Mellanox’s eleven directors are considered “independent.” Please disclose the standards by which or definition under which independence is judged, or advise us why such information may not have been included. Refer to Item 7(c) of Schedule 14A and Item 407(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Proxy Statement to provide a cross-reference to the Company’s disclosure regarding the Board’s determination of director independence.

8.    Advise us, with a view toward revised disclosure, how Mellanox complied with the requirement to disclose the tenure of executive officers and otherwise provide the disclosures required by Item 7(b) of Schedule 14A and corresponding Item 401(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Proxy Statement to provide the disclosure required by Item 7(b) of Schedule 14A and corresponding Item 401(b) of Regulation S-K.

Audit Committee, page 76

9.    We noticed that the “audit committee reviews and, where required, approves related party transactions on an ongoing basis as required by the Companies Law [ ] and as required by NASDAQ Listing Rules and our Code of Business Conduct and Ethics.” Please advise where we can locate the disclosure regarding whether or not the proceedings are written, and, if so, how they are evidenced, or advise us why such disclosure is not required. Refer to Item 7(b) of Schedule 14A and Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Proxy Statement to state that the Company has written policies and procedures to review potential related party transactions and bring them to the attention of the audit committee.

May 22, 2018

Company Securities Purchased or Sold March 31, 2016 through March 31, 2018, page A-2

10.    The April 25, 2017 RSU Award grant to Thomas Riordan appears to have been recorded as a “sale” of shares in error. To the extent the grant reflects a receipt of shares by Mr. Riordan, please advise us, with a view toward revised disclosure, whether or not the brackets suggesting a disposition should be removed from the subject 4200 shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page A-5 of the Revised Proxy Statement to properly reflect that Thomas Riordan received, rather than disposed of, the shares subject to the April 25, 2017 RSU Award grant.

*         *         *

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at josh.dubofsky@lw.com or (650) 463-2631.

Sincerely,

/s/ Josh Dubofsky

Josh Dubofsky of LATHAM & WATKINS LLP

cc:	Eyal Waldman, President and Chief Executive Office of Mellanox Technologies, Ltd.

Alinka Flaminia, Senior Vice President and General Counsel of Mellanox Technologies, Ltd.

Alan C. Mendelson, Latham & Watkins LLP

Ehud Sol, Adv., Herzog, Fox & Neeman (outside Israeli legal counsel of the Company)

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